Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Third Quarter 2016

Non-IFRS to IFRS Bridge

During the third quarter of 2015 the Company recorded exceptional charges of $2.5 million as part of its restructuring and growth plan and presented the quarterly results excluding these charges on a Non-IFRS basis. The results for the third quarter 2016 do not include such exceptional charges and they are compared in this document to the Non-IFRS results for the third quarter of 2015. The following table provides the reconciliation of the IFRS to Non-IFRS financial data for the third quarter of 2015 and its comparison summary with the IFRS results for the third quarter of 2016:

	2015				2016
	IFRS	Restructuring		Non-IFRS	IFRS	Increase	Increase
	In Thousands USD						%
Revenue	$110,015	$		$110,015	$124,228	$14,213	13%
Cost of revenue	59,255		(2,455)	56,800	59,889	3,089	5%
Gross profit	50,760		2,455	53,215	64,339	11,124	21%
Operating income	2,957		2,455	5,412	18,563	13,151	243%
Net income for the period	$2,242		$2,455	$4,697	$14,910	$10,213	217%
Basic net income per share	$0.11		$0.11	$0.22	$0.70	$0.48	215%
Diluted net income per share	$0.11		$0.11	$0.22	$0.69	$0.47	209%

Revenue

Third quarter revenue increased 12.9% to $124.2 million from $110.0 million in the same quarter 2015. The increase was driven primarily by growing consumer demand for sparkling water makers and consumables in Germany, Japan, Australia, Nordics, U.S. and Canada.

Geographical Revenue Breakdown
Revenue	Three Months Ended
	September 30, 2015	September 30, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$68.5	$74.7	$6.2	9%
The Americas	26.2	29.8	3.6	14%
Asia-Pacific	9.0	12.9	3.9	43%
Central & Eastern Europe, Middle East, Africa	6.3	6.8	0.5	9%
Total	$110.0	$124.2	$14.2	13%

The following table sets forth each region’s contribution to total revenue and a comparison with the third quarter 2015 (by percentage):

Region	Portion of the revenue in three months ended
	September 30, 2015	September 30, 2016
Western Europe	62.3%	60.1%
The Americas	23.8%	24.0%
Asia-Pacific	8.2%	10.4%
Central & Eastern Europe, Middle East & Africa	5.7%	5.5%
Total	100.0%	100.0%

Revenue increased in all regions compared with the prior year period. The increase in Western Europe was primarily driven by Germany and the Nordics. The increase in the Americas came primarily from both Canada and the U.S. The increase in the Asia-Pacific region was primarily driven by Japan. The increase in CEMEA was primarily driven by Czech Republic and Israel. Changes in currency exchange rates had no material impact on quarterly revenue in comparison with the same quarter in 2015.

Sparkling water maker unit sales increased 23% to 788,000 compared to 639,000 in the same period in 2015 and CO2 refill unit sales increased 9% to 7.7 million compared to 7.0 million in the same period 2015. Flavor unit sales decreased 19% to 5.5 million compared to 6.7 million in the same period in 2015 mainly due to the new flavors pipeline sales in the U.S. during the third quarter of 2015.

Gross Margin*

Gross margin for the third quarter 2016 was 51.8% compared to 48.4% for the same period in 2015, a 340 basis increase mainly due to production optimization in the Lehavim plant and price increases, partially offset by the higher portion of sparkling water makers in the product mix.

Sales and Marketing

Sales and marketing expenses were $34.9 million, or 28.1% of revenue, compared to $36.0 million, or 32.8% of revenues, in the same period in 2015.

Advertising and promotion expenses decreased $0.6 million to $15.2 million, or 12.2% of revenue, compared to $15.8 million, or 14.3% of revenue, in the same period in 2015.

Other selling expenses decreased $0.5 million to $19.7 million, or 15.9% of revenue, compared to $20.3 million, or 18.4% of revenue, in the same period in 2015 reflecting mainly the logistics and distribution optimization activities that took place during the year.

General and Administrative

General and administrative expenses decreased $0.9 million to $10.8 million, or 8.7% of revenue, compared to $11.8 million, or 10.7% of revenue in the same period in 2015.

Operating Income*

Operating income increased 243.0% to a record $18.6 million, or 14.9% of revenue, compared to $5.4 million, or 4.9% of revenue, in the third quarter 2015.

Tax Expense

Tax expense was $3.4 million with an effective tax rate of 18.8%, compared to $0.8 million with an effective tax rate of 26.0% in the third quarter 2015. The effective tax rate results from the earnings distribution between the taxable entities of the group.

Net Income*

Third quarter 2016 net income on an IFRS basis was $14.9 million, or $0.69 per diluted share, based on 21.7 million weighted shares outstanding, compared to net income on IFRS basis of $2.2 million, or $0.11 per diluted share, based on 21.1 million weighted shared outstanding in the same period in 2015.

Foreign Currency Impact

Changes in currency exchange rated had no material impact in comparison with the same period in 2015.

* The comparable third quarter and nine months 2015 revenue, cost of revenue, gross profit and operating and net income data included in this document represents Non-IFRS measures. See "Non IFRS Financial Measures" in page 3 on the Company's press release titled "SodaStream Reports Third Quarter 2016 results"

Balance Sheet

Cash and short-term deposits less bank debt at September 30, 2016 increased $46.2 million to a net cash position of $43.9 million compared to a net debt position of $2.3 million at December 31, 2015, mainly due to cash generated from operations and reduced capital expenditures needs following the completion of the majority of the investments in the Company's new facility in Lehavim.

Net cash from operating activities minus capital expenditures was positive at $26.2 million in the third quarter 2016 compared to $1.2 million in the same period in 2015. Free cash flow for the nine months ended September 30, 2016 was positive at $45.3 million compared to a negative free cash flow of $12.9 million for the same period in 2015.

Working capital at June 30, 2016 decreased 13.3% to $122.0 million compared to $140.7 million at December 31, 2015. Inventories at September 30, 2016 decreased 9.4% to $102.3 million compared to $113.0 million at December 31, 2015.

Nine months 2016

Non-IFRS to IFRS Bridge

During the first nine months of 2015 the Company recorded exceptional charges of $7.3 million as part of its restructuring and growth plan and presented the first nine months results excluding these charges on a Non-IFRS basis. The first nine months of 2016 results do not include such charges and they are compared in this document to the Non-IFRS results for the first nine months of 2015. The following table provides the reconciliation of the IFRS to Non-IFRS financial data for the first nine months of 2015 and its comparison summary with the IFRS results for the first nine months of 2016:

	2015			2016
	IFRS	Restructuring	Non-IFRS	IFRS	Increase	Increase
	In Thousands USD					%
Revenue	$300,193	$2,820	$303,013	$344,265	$41,252	14%
Cost of revenue	155,455	(4,527)	150,928	168,285	17,357	12%
Gross profit	144,738	7,347	152,085	175,980	23,895	16%
Operating income	6,259	7,347	13,606	35,634	22,028	162%
Net income for the period	$9,249	$7,347	$16,596	$28,818	$12,222	74%
Basic net income per share	$0.44	$0.35	$0.79	$1.36	$0.57	73%
Diluted net income per share	$0.44	$0.35	$0.79	$1.35	$0.56	72%

Revenue*

Revenue increased 13.6% to $344.3 million from $303.0 million in the same period in 2015. The increase was primarily due to growing consumer demand for sparkling water makers and consumables in most of the company’s markets.

Geographical Revenue Breakdown
Adjusted Revenue	Nine Months Ended
	September 30, 2015*	September 30, 2016	Increase	Increase
	In Millions USD			%
Western Europe	$188.2	$211.7	$23.5	12%
The Americas	72.1	78.7	6.6	9%
Asia-Pacific	27.1	34.7	7.6	28%
Central & Eastern Europe, Middle East, Africa	15.6	19.2	3.6	23%
Total	$303.0	$344.3	$41.3	14%

The following table sets forth each region’s contribution to total revenue and a comparison with the first nine months of 2016

(by percentage):

Region	Portion of the Adjusted revenue in nine months ended
	September 30, 2015*	September 30, 2016
Western Europe	62.1%	61.5%
The Americas	23.8%	22.8%
Asia-Pacific	8.9%	10.1%
Central & Eastern Europe, Middle East & Africa	5.2%	5.6%
Total	100.0%	100.0%

Revenue increased in all regions compared with the prior year period. The increase in Western Europe was driven primarily by Germany, but most other markets revenue increased as well. The increase in the Americas was driven primarily by the U.S. and Canada. The increase in the Asia-Pacific was driven primarily by Japan and South Korea. The increase in CEMEA was driven primarily by Czech Republic and Israel. Foreign currency rate changes had a negative impact of approximately $1.7 million on revenue compared to the same period in 2015.

Sparkling water maker unit sales increased 21% to 2.0 million compared to 1.6 million in the same period in 2015 and CO2 refill unit sales increased 10% to 22.0 million compared to 20.0 million in the same period 2015. Flavor unit sales remained flat compared to the same period in 2015.

Gross Margin*

Gross margin was 51.1% compared to 50.2% in the same period in 2015. The 90 basis point increase in gross margin was mainly due to production optimization in the Lehavim plant and price increases partially offset by a higher portion of sparkling water makers in the product mix and a 50 basis points margin decrease compared to the same period in 2015 due to foreign exchange rates

Sales & Marketing

Sales and marketing expenses increased slightly to $105.6 million, but decreased as percentage of revenue to 30.7% of revenue, compared to $103.6 million and 34.2% of revenue in the same period 2015.

Selling infrastructure and logistics expenses were $58.8 million and 17.1% of revenue, compared to $61.7 million and 20.4% of revenue in the same period in 2015.

Advertising and promotion expenses were $46.9 million or 13.6% of revenue, compared to $41.9 million or 13.8% of revenue in the same period in 2015.

General & Administrative

General and administrative expenses were $32.4 million, or 9.4% of revenue, compared to $34.9 million, or 11.5% of revenue in the same period in 2015.

Operating Income*

Operating income increased to $35.6 million, or 10.4% of revenue compared to $13.6 million or 4.5% of revenue in the same period in 2015 due to the sales increase, gross margin improvement and operating expenses optimization, partially offset by approximately $2.6 million negative foreign exchange rates impact compared to the same period in 2015.

Tax Expense

Tax expense was $5.5 million representing an effective tax rate of 16.0% compared to $2.2 million or an effective tax rate of 18.9%

in the same period in 2015.

Net Income*

Net income on an IFRS basis was $28.8 million, or $1.35 per diluted share, based on 21.3 million weighted shares outstanding, compared to net income on an IFRS basis of $9.2 million, or $0.44 per diluted share, based on 21.1 million weighted shares outstanding in the first nine months of 2015.

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